HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

October 9, 2008

VIA EDGAR

Mr. Vincent J. Di Stefano, Jr.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Homestead Funds, Inc. File Nos. 33-35788, 811-06136

Dear Mr. Di Stefano:

In a September 29, 2008 telephone conversation with me and my colleague Anna Amaczi, you communicated the Securities and Exchange Commission (the “SEC”) staff's (the “Staff”) comments with respect to the Preliminary Proxy Statement filed with the SEC on September 22, 2008 by Homestead Funds, Inc. (the “Registrant”) on behalf of its series, the Nasdaq-100 Index Tracking StockSM Fund (the “Fund”). A summary of the Staff's comments, along with the Registrant's responses to those comments, are set forth below.

Comment 1:
Under Reasons for the Board’s Approval in Proposal 1, please provide further explanation of the basis of the Board’s approval to clarify why the proposal is in the interest of the shareholders when the overall expenses would increase as the Fund’s adviser has only agreed to waive fees and reimburse expenses for one year.

Response:
Comment accepted.  Proposal 1 has been revised to additionally include the elimination of index tracking errors arising from the small size of the Fund as part of the basis for the Board’s recommendation to change the Fund’s investment objective.

Comment 2:
Under The Extent to Which Economies of Scale Would be Realized as the Fund Grows and Whether Fee Levels Would Reflect such Economies of Scale in Proposal 2, please provide further details as to the Board’s expectations with respect to economies of scale and clarify any recoupment arrangements that may be in place.

Response:	Comment accepted. Proposal 2 has been revised to explain the Board’s expectations and to delete the reference to recoupment because there are no recoupment arrangements in place for the Fund.

Comment 3:
Under “Manager of Managers” Arrangement in Proposal 4, please include a statement regarding the loss of control in choosing future subadvisers to reflect the downside to a shareholder approving a “Manager of Managers” arrangement.

Response:	Comment accepted. Proposal 4 has been revised to include the requested statement.

We believe that the foregoing has been responsive to the Staff's comments.  Please call the undersigned at (703) 907-5953 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Kelly Bowers Whetstone, Esq.

Kelly Bowers Whetstone, Esq.
Secretary, Homestead Funds, Inc.

cc:           Danielle C. Sieverling
Chief Compliance Officer, Homestead Funds, Inc.